                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 22)


                          READING & BATES CORPORATION
                          ---------------------------
                                (Name of Issuer)


                          Common Stock, $.05 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  755281 70 6
                                  -----------
                                 (CUSIP Number)


                               Paul B. Loyd, Jr.
                          901 Threadneedle, Suite 200
                             Houston, Texas  77079
                                 (713) 496-5000
                    --------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               November 15, 1994
                    --------------------------------------
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: / /

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 2 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     BCL Investment Partners, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                    (a)  / /

                                    (b)  /x/
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     AF, BK
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
- --------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares                        0
Beneficially       8.  Shared Voting Power
Owned by                      0
Each Reporting     9.  Sole Dispositive Power
Person With                   0
                  10.  Shared Dispositive Power
                              0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     PN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 3 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Life Line Investments Ltd.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Liberia
- --------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares                    3,771,054
Beneficially       8.  Shared Voting Power
Owned by                      0
Each Reporting     9.  Sole Dispositive Power
Person With               3,771,054
                  10.  Shared Dispositive Power
                              0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,771,054
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     6.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 4 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Dedicated Holdings Ltd.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Liberia
- -----------------------------------------------
Number of          7.  Sole Voting Power
Shares                      6,734
Beneficially       8.  Shared Voting Power
Owned by                      0
Each Reporting     9.  Sole Dispositive Power
Person With                 6,734
                  10.  Shared Dispositive Power
                              0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     6,734
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 5 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Financial Investments Ltd.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Liberia
- --------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares                     1,469,242
Beneficially       8.  Shared Voting Power
Owned by                      0
Each Reporting     9.  Sole Dispositive Power
Person With                1,469,242
                  10.  Shared Dispositive Power
                              0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,469,242
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     2.5%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 6 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Greenwing Investments, Inc.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
- ----------------------------------------------------------------------------
Number of         7.  Sole Voting Power
Shares                1,352,491 (1,327,271 held of record by Greenwing Ltd.)
Beneficially      8.  Shared Voting Power
Owned by                     0
Each Reporting    9.  Sole Dispositive Power
Person With           1,352,491 (1,327,271 held of record by Greenwing Ltd.)
                 10.  Shared Dispositive Power
                             0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,352,491
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     2.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 7 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     N & M Holding N.V.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Netherlands Antilles
- --------------------------------------------------------------------------------
Number of                7.  Sole Voting Power
Shares                           5,066,352
Beneficially             8.  Shared Voting Power
Owned by                            0
Each Reporting           9.  Sole Dispositive Power
Person With                      5,066,352
                        10.  Shared Dispositive Power
                                    0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,066,352
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.5%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 8 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Workships Intermediaries N.V.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Netherlands Antilles
- --------------------------------------------------------------------------------
Number of                7.  Sole Voting Power
Shares                          1,842,425
Beneficially             8.  Shared Voting Power
Owned by                            0
Each Reporting           9.  Sole Dispositive Power
Person With                     1,842,425
                        10.  Shared Dispositive Power
                                    0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,842,425
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     3.1%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 9 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Incomare Holdings, Inc.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Panama
- --------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares                    1,610,999
Beneficially       8.  Shared Voting Power
Owned by                      0
Each Reporting     9.  Sole Dispositive Power
Person With               1,610,999
                  10.  Shared Dispositive Power
                              0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,610,999
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     2.7%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 10 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Torarica N.V.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Netherlands Antilles
- --------------------------------------------------------------------------------
Number of                7.  Sole Voting Power
Shares                           146,454
Beneficially             8.  Shared Voting Power
Owned by                            0
Each Reporting           9.  Sole Dispositive Power
Person With                      146,454
                        10.  Shared Dispositive Power
                                    0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     146,454
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0.2%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 11 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Forreal Ltd.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     /x/

                                 (b)     / /
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Jersey, Channel Islands
- --------------------------------------------------------------------------------
Number of              7.  Sole Voting Power
Shares                         73,227
Beneficially           8.  Shared Voting Power
Owned by                          0
Each Reporting         9.  Sole Dispositive Power
Person With                    73,227
                      10.  Shared Dispositive Power
                                  0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     73,227
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0.1%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 12 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     RBY, Ltd.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
- --------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares                    2,517,409
Beneficially       8.  Shared Voting Power
Owned by                      0
Each Reporting     9.  Sole Dispositive Power
Person With               2,517,409
                  10.  Shared Dispositive Power
                              0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,517,409
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.2%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     PN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 13 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Paul B. Loyd, Jr.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK, OO
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power - 1,459,291, of which 1,327,271 shares are
Shares              registered in the name of Greenwing Ltd. and 25,220 are
Beneficially        registered in the name of Greenwing Investments, Inc.
Owned by
Each Reporting  8.  Shared Voting Power - 0
Person With
                9.  Sole Dispositive Power - 1,459,291, of which 1,327,271 shares are registered in the name of Greenwing Ltd. and 25,220 are registered in the name of Greenwing Investments, Inc.

               10.  Shared Dispositive Power - 0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,459,291
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     2.4%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person
     IN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 14 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Serife Investments N.V.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     AF,BK
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Netherlands Antilles
- --------------------------------------------------------------------------------
Number of                7.  Sole Voting Power
Shares                              0
Beneficially             8.  Shared Voting Power
Owned by                            0
Each Reporting           9.  Sole Dispositive Power
Person With                         0
                        10.  Shared Dispositive Power
                                    0
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 15 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Willem Cordia
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK,AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     The Netherlands
- --------------------------------------------------------------------------------
Number of                 7.  Sole Voting Power
Shares                               0
Beneficially              8.  Shared Voting Power
Owned by                         3,453,424
Each Reporting            9.  Sole Dispositive Power
Person With                          0
                         10.  Shared Dispositive Power
                                 3,453,424
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,453,424
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.8%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 16 of 28 Pages
- ----------------------                                      -------------------
- -------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Macko Laqueur
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                 (a)     / /

                                 (b)     /x/

- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds
     BK,AF
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                        / /
- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     The Netherlands
- --------------------------------------------------------------------------------
Number of                 7.  Sole Voting Power
Shares                               0
Beneficially              8.  Shared Voting Power
Owned by                         1,842,425
Each Reporting            9.  Sole Dispositive Power
Person With                          0
                         10.  Shared Dispositive Power
                                 1,842,425
- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,842,425
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     ____
- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     3.1%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 17 of 28 Pages
- ----------------------                                      -------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 22)


          This Amendment No. 22 amends and restates (to the extent required by applicable regulations) the Schedule 13D (the "Schedule 13D") filed on September 11, 1989 with the Securities and Exchange Commission (as amended by Amendments No. 1 through No. 21 thereto) by BCL Investment Partners, L.P., a Delaware limited partnership ("BCL") and the other Reporting Persons listed in Item 2 hereof, regarding their beneficial ownership of shares of common stock, $.05 par value (the "Common Stock"), of Reading & Bates Corporation (the "Company"). Capitalized terms used herein without being defined herein have the meaning heretofore given to them in this Schedule 13D.

Item 1.  Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, $.05 par value of Reading & Bates Corporation, a Delaware corporation. The address of the principal executive offices of the Company is 901 Threadneedle, Suite 200, Houston, Texas 77079. To the best knowledge of the Reporting Persons, as of October 24, 1994, the Company had 59,715,123 shares of Common Stock outstanding.

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 18 of 28 Pages
- ----------------------                                      -------------------

Item 2.  Identity and Background.

          This statement is being filed on behalf of the following (the "Reporting Persons") :

          1. BCL Investment Partners, L.P., a Delaware limited partnership ("BCL");

          2.   Life Line Investments Ltd., a Liberia corporation ("LLI");

          3.   Dedicated Holdings Ltd., a Liberia corporation ("DHL");

          4.   Financial Investments Ltd., a Liberia corporation ("FIL");

          5.   Greenwing Investments, Inc., a Delaware corporation
               ("Greenwing");

          6. Serife Investments N.V., a Netherlands Antilles corporation ("Serife")

          7.   N&M Holding N.V., a Netherlands Antilles corporation ("N&M");

          8. Workships Intermediaries, N.V., a Netherlands Antilles corporation ("Workships");

          9.   Incomare Holdings, Inc., a Panama corporation ("Incomare");

          10.  Torarica N.V., a Netherlands Antilles corporation ("Torarica");

          11.  Forreal Ltd., a Jersey, Channel Island corporation ("Forreal");

          12.  RBY, Ltd., a Delaware limited partnership ("RBY");

          13.  Paul B. Loyd, Jr., a citizen of the United States ("Loyd");

          14.  William Cordia, a citizen of the Netherlands ("Cordia");

          15.  Macko Laqueur, a citizen of the Netherlands ("Laqueur").

BCL is a limited partnership of which Greenwing, Serife, LLI, DHL and FIL are the

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 19 of 28 Pages
- ----------------------                                      -------------------

general partners and RBY is the limited partner. N&M is an indirect wholly-owned subsidiary of International Nederlanden Bank N.V. ("ING Bank"). Workships and Serife are controlled by Laqueur and Cordia. LLI, DHL and FIL are effectively controlled by Den norske Bank AS ("DNB"). Greenwing is controlled by Loyd, who is the chairman and chief executive officer of the Company. RBY is an indirect wholly-owned subsidiary of Chemical Banking Corporation. Incomare is controlled by Cordia and his family. Torarica is controlled by G. Valkier. Forreal is controlled by A. Wessels.

     The Reporting Persons have heretofore jointly filed this Schedule 13D as members of a group, by virtue of agreements among them concerning the voting and disposition of shares of Common Stock. As a result of the events reported in this Amendment, such agreements have terminated, and the Reporting Persons no longer constitute a group with respect to beneficial ownership of shares of Common Stock. Each Reporting Person will hereafter separately file any reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, including any amendments to this Schedule 13D insofar as it relates to such Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

     The shares of Common Stock acquired by Reporting Persons pursuant to the distribution by BCL described in Item 5 are a portion of the shares of Common Stock previously acquired by BCL in transactions heretofore described in this
Schedule 13D. The shares of Common Stock held by the Reporting Persons were acquired through a series of

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 20 of 28 Pages
- ----------------------                                      -------------------

transactions involving one or more of the following: (i) purchases of Company debt, conversion of such debt into Class B stock of the Company, and conversion of such Class B stock into Common Stock, (ii) purchases of debt of the Company and conversion of such debt into Common Stock, (iii) purchases of Class B stock of the Company and conversion of such Class B stock into Common Stock, (iv) purchases of preferred stock of the Company and conversion of such preferred stock into Common Stock, and (v) purchases of debt secured by offshore drilling rigs leased by the Company, and the exchange of such debt with the Company for Common Stock.

Item 4.   Interest in Securities of the Issuer.

     BCL no longer owns any shares of Common Stock.

     LLI beneficially owns 3,771,054 shares of Common Stock, representing approximately 6.3% of the Common Stock outstanding, as to which it has sole voting power and sole dispositive power.

     DHL beneficially owns 6,734 shares of Common Stock, representing less than 0.1% of the Common Stock outstanding, as to which it has sole voting power and sole dispositive power.

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 21 of 28 Pages
- ----------------------                                      -------------------

     FIL beneficially owns 1,469,242 shares of Common Stock, representing approximately 2.5% of the Common Stock outstanding, as to which it has sole voting power and sole dispositive power.

     Greenwing beneficially owns 1,352,491 shares of Common Stock, representing approximately 2.3% of the Common Stock outstanding, as to which it may be deemed to have sole voting power and sole dispositive power. Of these shares, (i) 1,327,271 are held in the name of Greenwing Ltd., a Texas limited partnership of which Greenwing is the sole general partner, (ii) 5,220 are held in its own name, and (iii) 20,000 are held by it in trust to satisfy any liabilities of BCL.

     N & M beneficially owns 5,066,352 shares of Common Stock, representing approximately 8.5% of the Common Stock outstanding, as to which it has sole voting power and sole dispositive power.

     Workships beneficially owns 1,842,425 shares of Common Stock, representing approximately 3.1% of the Common Stock outstanding, as to which it has sole voting power and sole dispositive power.

     Incomare beneficially owns 1,610,999 shares of Common Stock, representing approximately 2.7% of the Common Stock outstanding, as to which it has sole voting power and sole dispositive power.

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 22 of 28 Pages
- ----------------------                                      -------------------

     Torarica beneficially owns 146,454 shares of Common Stock, representing approximately 0.2% of the Common Stock outstanding, as to which it has sole voting power and sole dispositive power.

     Forreal beneficially owns 73,227 shares, representing approximately 0.1% of the Common Stock outstanding, as to which it has sole voting power and sole dispositive power.

     RBY beneficially owns 2,517,409 shares of Common Stock, representing approximately 4.2% of the Common Stock outstanding, as to which it has sole voting power and sole dispositive power.

     Loyd beneficially owns 1,459,291 shares of Common Stock, representing approximately 2.4% of the Common Stock outstanding. Loyd may be deemed to have sole voting power and sole dispositive power over all such shares, of which 106,800 shares are registered in his name, 1,327,271 shares are registered in the name of Greenwing Ltd., and 25,220 shares are registered in the name of Greenwing. Loyd may be deemed to have sole voting power and sole dispositive power over the shares held by Greenwing and Greenwing Ltd. by virtue of the fact that Loyd owns 92.5% of the outstanding stock of Greenwing, which is the sole general partner of Greenwing Ltd.

     Serife no longer has beneficial ownership of any shares of Common Stock.

     Cordia beneficially owns 3,453,424 shares of Common Stock, representing approximately 5.8% of the Common Stock outstanding. Cordia may be deemed to have shared dispositive power and shared voting power over all such shares, consisting of

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 23 of 28 Pages
- ----------------------                                      -------------------

1,842,425 shares registered in the name of Workships and 1,610,999 shares registered in the name of Incomare.

     Laqueur beneficially owns 1,842,425 shares of Common Stock, representing approximately 3.1% of the Common Stock outstanding. Laqueur may be deemed to have shared dispositive power and shared voting power over all such shares, consisting of 1,842,425 shares registered in the name of Workships.

     During the past 60 days, the only transactions in the Common Stock that were effected by the Reporting Persons were as hereinafter described.

     Effective November 15, 1994, the partners of BCL entered into agreements providing for the dissolution of BCL. Pursuant thereto, BCL distributed to its partners an aggregate of 60,250 shares of Common Stock held by it. Of this amount, BCL distributed 5,220 shares to Greenwing, 23,490 shares to Serife, 6,734 shares to DHL, 4,698 shares to FIL, 12,058 shares to LLI, and 8,050 shares to RBY. In addition, BCL transferred 20,000 shares of Common Stock to Greenwing to be held in trust by Greenwing to satisfy liabilities of BCL, including costs incurred in connection with its dissolution. To the extent the shares so transferred in trust to Greenwing are not required to be used to satisfy any such liabilities, such shares will ultimately be conveyed by Greenwing to the partners of BCL in the same proportions that the above described distribution by BCL was made, and to that extent, the partners of BCL may be deemed to have a continuing interest therein. As a result of the foregoing transactions, BCL no longer holds any shares of Common Stock in its name.

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 24 of 28 Pages
- ----------------------                                      -------------------

     Immediately following the effectiveness of the foregoing described distribution by BCL, Serife conveyed to N&M 11,745 shares of Common Stock that were distributed to Serife by BCL, and Serife conveyed to Workships 11,745 shares of Common Stock that were distributed to Serife by BCL.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Effective November 15, 1994, (i) the Stockholders Agreement was terminated and (ii) BCL distributed 62,250 shares of Common Stock to its partners and conveyed 20,000 shares of Common Stock to Greenwing in trust to satisfy liabilities of BCL. Concurrently therewith, the Reporting Persons ceased to constitute or act as a group with respect to their ownership of shares Common Stock. Henceforth, each Reporting Person shall separately make any reports required pursuant to Section 13 of the Securities Exchange Act of 1934 with regard to such Reporting Person's ownership of shares of Common Stock, including any amendments to this Schedule 13D insofar as it pertains to such Reporting Person.

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 25 of 28 Pages
- ----------------------                                      -------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 1994

                              BCL INVESTMENT PARTNERS, L.P.

                              By GREENWING INVESTMENTS, INC.
                              General Partner


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 President


                              LIFE LINE INVESTMENTS, LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              DEDICATED HOLDINGS, LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 26 of 28 Pages
- ----------------------                                      -------------------


                              FINANCIAL INVESTMENTS, LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact

                              GREENWING INVESTMENTS, INC.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 President


                              SERIFE INVESTMENTS N.V.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact



                              N & M HOLDING N.V.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              WORKSHIPS INTERMEDIARIES, N.V.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 27 of 28 Pages
- ----------------------                                      -------------------


                              INCOMARE HOLDINGS, INC.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              TORARICA N.V.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              FORREAL LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              RBY, LTD.


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              /s/ Paul B. Loyd, Jr.
                              -------------------------------------------------
                              PAUL B. LOYD, JR.

- ----------------------                                      -------------------
CUSIP NO.  755281 70 6                                      Page 28 of 28 Pages
- ----------------------                                      -------------------

                              WILLEM CORDIA


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact


                              MACKO LAQUEUR


                              By:  /s/ Paul B. Loyd, Jr.
                                 ----------------------------------------------
                                 Paul B. Loyd, Jr.
                                 Attorney-in-fact